UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The ONE Group Hospitality, Inc.

(Title of Class of Securities)

Common Stock

CUSIP Number:

88338K103

Spencer Grimes

Twinleaf Management LLC

131 Brookwood Lane

New Canaan, CT 06840

((203) 594-1441

(Authorized to Receive Notices and Communications)

June 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:

1.	Names of Reporting Persons Twinleaf Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,379,641
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,379,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,379,641
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.04%
14.

Type of Reporting Person (See Instructions)

As of June 22, 2018 Twinleaf Management LLC is the beneficial owner of 1,379,641 shares of common stock of The ONE Group Hospitality, Inc. The shares are allocated across ten (10) discretionary client accounts (the “client accounts”). Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities.

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Item 1.	Security and Issuer

Common stock of ONE Group Hospitality, Inc., a Delaware company with principal offices at 411 W. 14 Street, 2nd Floor, New York, NY 10014.

Item 2.	Identity and Background

(a)	This statement is being filed by Twinleaf Management LLC (the “Reporting Person”).

(b)	The Principal business address for the Reporting Person is Twinleaf Management LLC, 131 Brookwood Lane, New Canaan, CT 06840

(c)	The principal business of Twinleaf Management LLC is the performance of investment management and advisory services. The principal business of Spencer Grimes is serving as the Managing Member of Twinleaf Management LLC.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Twinleaf Management LLC is a Connecticut limited liability company and Spencer Grimes is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The shares to which this statement relates were acquired by the Reporting Person on behalf of clients of Twinleaf Management LLC, using client capital. The aggregate dollar amount used to purchase the shares to which this statement relates is $3,400,076 inclusive of commissions.

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Item 4.	Purpose of Transaction

The shares covered by the statement were originally acquired in the ordinary course of business for investment purposes.

As an investor in the Issuer, the Reporting Person may have discussions with representatives of the Issuer regarding matters relating to the business and operations of the Issuer for the purposes of creating shareholder value. The Reporting Person has had and may continue to have conversations with other stockholders of the Issuer. In the course of such conversations with management, the board of directors and other stockholders, the Reporting Person may suggest action that could result in, among other things: a) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; b) an extraordinary corporate transaction, such as a merger involving the Issuer; or c) changes in the present board of directors or management of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate percentage of shares reported owned by the Reporting Person is based on 27,352,601 shares of common stock outstanding as of May 8, 2018, which is the total number of shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2018. As of the close of business on the date hereof, Twinleaf Management LLC, as the investment advisor to at least ten (10) discretionary client accounts, may be deemed to beneficially own the 1,379,641 shares of common stock allocated to the client accounts. Spencer Grimes, as Managing Member of Twinleaf Management LLC may be deemed to beneficially own the 1,379,641 shares of common stock allocated to the client accounts.

(b)	The Reporting Person possesses the shared power to vote and to direct the disposition of the securities held by the Reporting Person.

(c)	The Reporting Person conducted the following transactions in the past sixty (60) days. All of the following transactions were conducted on the open market and effectuated by Twinleaf Management LLC for the benefit of the client accounts.

April 25, 2018	300 shares at $2.37
April 26, 2018	3,000 shares at $2.34
April 27, 2018	270 shares at $2.32
May 2, 2018	1,000 shares at $2.30
May 14, 2018	2,200 shares at $2.30
May 16, 2018	9,104 shares at $2.44
May 18, 2018	4,000 shares at $2.45
May 21, 2018	100 shares at $2.44
May 24, 2018	1,800 shares at $2.42
May 25, 2018	1,000 shares at $2.27
May 29, 2018	1,000 shares at $2.33
May 30, 2018	800 shares at $2.30
May 31, 2018	2,900 shares at $2.35
June 4, 2018	3,087 shares at $2.43
June 6, 2018	3,900 shares at $2.47
June 7, 2018	2,600 shares at $2.53
June 8, 2018	100 shares at $2.56
June 11, 2018	100 shares at $2.49
June 12, 2018	7,715 shares at $2.50
June 13, 2018	5,600 shares at $2.54
June 18, 2018	11,561 shares at $2.54
June 19, 2018	5,900 shares at $2.53
June 20, 2018	13,700 shares at $2.60
June 21, 2018	5,000 shares at $2.60

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWINLEAF MANAGEMENT, LLC

Date: June 22, 2018	/s/ Spencer Grimes
Spencer Grimes
Managing Member, Twinleaf Management, LLC

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